UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2017

Anne M. Foulkes
PPG Industries, Inc.
foulkes@ppg.com

Re: PPG Industries, Inc.
Incoming letter dated December 16, 2016

Dear Ms. Foulkes:

This is in response to your letter dated December 16, 2016 concerning the shareholder proposal submitted to PPG by John Chevedden. We also have received letters from the proponent dated December 23, 2016, January 12, 2017, January 17, 2017, January 19, 2017, January 22, 2017, January 28, 2017, February 5, 2017 and February 7, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

February 10, 2017

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: PPG Industries, Inc.
Incoming letter dated December 16, 2016

The proposal requests that the board amend the company's proxy access bylaw in the manner specified in the proposal.

There appears to be some basis for your view that PPG may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that PPG's policies, practices and procedures compare favorably with the guidelines of the proposal and that PPG has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if PPG omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

February 7, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 8 Rule 14a-8 Proposal
PPG Industries, Inc. (PPG)
Shareholder Proxy Access Reform – Increase Participants to 50
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 16, 2016 no enforcement request.

The only "market consensus" so far on nascent proxy access is that it does not work.
There has been only one attempt to use proxy access and it got shot down at the starting gate.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Anne M. Foulkes <foulkes@ppg.com>

== PPG

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

February 5, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 7 Rule 14a-8 Proposal
PPG Industries, Inc. (PPG)
Shareholder Proxy Access Reform – Increase Participants to 50
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 16, 2016 no enforcement request.

The attached rule 14a-8 proxy access proposal – with no limitation on the number of participants – received 89% support on January 30, 2017 at Nuance Communications (NUAN) per the attached Item 5.07.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Anne M. Foulkes <foulkes@ppg.com>

PROPOSAL SIX

STOCKHOLDER PROPOSAL

Kenneth Steiner, ***FISMA & OMB Memorandum M-07-16*** , the owner of no fewer than 500 shares of Nuance common stock, has submitted the following proposal. The stockholder proposal will be voted on at the 2017 Annual Meeting only if properly presented by or on behalf of the proponent. Nuance is not responsible for the accuracy or content of the proposal and supporting statement, which are presented below as received from the proponent.

RESOLVED: Shareholders ask our Board of Directors to amend company bylaws or other documents, as necessary, to provide proxy access with essential elements for substantial implementation as follows:

1. Nominating shareholders or shareholder groups ("Nominators") must beneficially own 3% or more of the Company's outstanding common stock continuously for at least three years and pledge to hold such stock through the annual meeting.
2. Nominators may submit a statement not exceeding 500 words in support of each nominee to be included in the Company proxy.
3. The number of shareholder-nominated candidates eligible to appear in proxy materials shall be one quarter of the directors then serving or two, whichever is greater.
4. No limitation shall be placed on the number of shareholders that can aggregate their shares to achieve the 3% of outstanding stock.
5. No limitation shall be placed on the re-nomination of shareholder nominees by Nominators based on the number or percentage of votes received in any election.
6. The company shall not require that Nominators pledge to hold stock after the annual meeting if their nominees fail to win election.
7. Loaned securities shall be counted as belonging to a nominating shareholder if the shareholder represents it:
   (a) has the legal right to recall those securities for voting purposes,
   (b) will vote the securities at the shareholder meeting and
   (c) will hold those securities through the date of the annual meeting.

This proposal topic had an outstanding year in 2016. It won majority support at 41 U.S. companies in 2016. Shareholder proxy access at US companies would "benefit both the markets and corporate boardrooms, with little cost or disruption," raising US market capitalization by up to $140 billion. This is according to a cost-benefit analysis by the Chartered Financial Analyst Institute, *Proxy Access in the United States: Revisiting the Proposed SEC Rule*.

Please vote to enhance shareholder value.

Vote Required

As an advisory vote, this proposal is non-binding. Approval of this proposal requires the affirmative vote of the holders of a majority of the shares entitled to vote on, and who vote for or against, this proposal.

Board of Directors Recommendation

THE BOARD OF DIRECTORS IS MAKING NO RECOMMENDATION REGARDING THE ADOPTION OF THIS PROPOSAL.

NUANCE

Nuance Communications, Inc.
One Wayside Road
Burlington, MA 01803

NOTICE OF THE 2017 ANNUAL MEETING OF STOCKHOLDERS

Dear Stockholders:

The 2017 Annual Meeting of Stockholders (the "2017 Annual Meeting") of Nuance Communications, Inc. (the "Company") will be held at the Company's office located at 1198 East Arques Avenue, Sunnyvale, CA 94085, on January 30, 2017 at 1:00 p.m. local time, for the purpose of considering and acting upon the following proposals:

(1) To elect seven members of the Board of Directors to hold office until the next annual meeting of stockholders or until their respective successors have been elected and qualified;

(2) To amend the Company's Amended and Restated 2000 Stock Plan to (a) increase the number of shares reserved for issuance thereunder by 1,950,000 shares and (b) to extend the term of the plan by approximately five (5) years;

(3) To approve a non-binding advisory resolution regarding the compensation of the Company's named executive officers;

(4) To approve a non-binding advisory proposal on the frequency of holding future votes regarding executive compensation;

(5) To ratify the appointment of BDO USA, LLP as the Company's independent registered public accounting firm for the fiscal year ending September 30, 2017;

(6) To consider a stockholder proposal as described in the accompanying Proxy Statement if properly presented at the 2017 Annual Meeting; and

(7) To transact such other business as may properly come before the meeting or any postponement or adjournment thereof.

We will be using the U.S. Securities and Exchange Commission rules that allow issuers to furnish proxy materials to their stockholders via the Internet. Pursuant to these rules, instead of mailing a printed copy of the Company's proxy materials to each stockholder we have elected to provide access to our proxy materials over the Internet. Accordingly, with the exception of certain requesting stockholders who will receive printed copies of the Company's proxy materials by mail, stockholders of record will receive a Notice of Internet Availability of Proxy Materials and may vote at the 2017 Annual Meeting and any postponements or adjournments of the meeting. We expect to mail the Notice of Internet Availability of Proxy Materials on or about December 21, 2016.

The Board of Directors has fixed the close of business on December 5, 2016 as the record date for determination of stockholders entitled to notice of, and to vote at, the 2017 Annual Meeting and at any postponements or adjournments thereof. A list of stockholders entitled to vote at the 2017 Annual Meeting will be available at the meeting being held at 1198 East Arques Avenue, Sunnyvale, CA 94085 and for ten days prior to the 2017 Annual Meeting.

The Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2016 accompanies this Notice of Annual Meeting of Stockholders and Proxy Statement. These documents may also be accessed on the Broadridge Financial hosted site www.proxyvote.com.

Proposal 6: To approve a non-binding advisory vote on a stockholder proposal to provide proxy access:

For		Against	Abstain	Broker Non-Votes
184,427,494	89%	21,742,941	3,873,195	38,518,442

Item 5.02 Departure of Directors or Certain officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangement of Certain Officers

Amendment and Restatement 2000 Plan

On January 30, 2017, Nuance Communications, Inc. (the "Company") held its 2017 Annual Meeting of Stockholders (the "Annual Meeting"). At the Annual Meeting, the stockholders approved the Company's Amended and Restated 2000 Plan (the "2000 Plan"). The primary modifications to the 2000 Plan approved by stockholders were (i) increasing the authorized number of shares for issuance under the 2000 Plan by 1,950,000 shares and (ii) extending the term of the 2000 Plan by approximately five (5) years such that the 2000 Plan would expire on December 31, 2023.

The purpose of the 2000 Plan is to attract and retain the best available personnel for positions of substantial responsibility with the Company, to provide additional incentive to the employees, directors and consultants of the Company and employees and consultants of its parent and subsidiary companies and to promote the success of the Company's business. The 2000 Plan authorizes the Board of Directors or one or more of its committees to grant stock options, restricted stock units, rights to purchase restricted stock and stock appreciation rights.

The foregoing general description of the 2000 Plan is qualified in its entirety by reference to the full text of the 2000 Plan that is filed as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 5.07 Submission of Matters to a Vote of Security Holders

On January 30, 2017, at the Annual Meeting, the stockholders cast their votes on the following six proposals as follows:

Proposal 1: To elect seven members of the Company's Board of Directors:

Nominee	**For**	**Withheld**	**Broker Non-Votes**
Paul A. Ricci	173,312,346	37,567,234	37,691,992
Robert J. Finocchio	175,121,137	35,758,443	37,691,992
Robert J. Frankenberg	166,535,788	44,343,792	37,691,992
William H. Janeway	172,621,165	38,258,415	37,691,992
Mark R. Laret	191,285,821	19,593,759	37,691,992
Katharine A. Martin	142,863,073	68,016,507	37,691,992
Philip J. Quigley	169,926,879	40,952,701	37,691,992

Proposal 2: To approve the Company's Amended and Restated 2000 Stock Plan:

For	**Against**	**Abstain**	**Broker Non-Votes**
173,074,600	36,179,535	1,625,445	37,691,992

Proposal 3: To approve a non-binding advisory vote on executive officer compensation:

For	**Against**	**Abstain**	**Broker Non-Votes**
69,919,457	139,083,884	1,876,239	37,691,992

Proposal 4: To approve a non-binding advisory vote on the frequency of conducting an advisory vote on executive compensation at future annual meetings:

1 Year	**2 Years**	**3 Years**	**Abstain**	**Broker Non-Votes**
207,255,100	367,409	1,383,470	1,873,601	37,691,992

Proposal 5: To ratify the appointment of BDO USA, LLP as the Company's independent registered public accounting firm for the fiscal year ending September 30, 2017:

For	**Against**	**Abstain**
245,249,960	1,546,198	1,775,414

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):
February 3, 2017 (January 30, 2017)

NUANCE COMMUNICATIONS, INC.
(Exact name of registrant as specified in its charter)

Delaware	**001-36056**	**94-3156479**
(State or other jurisdiction of incorporation)	**(Commission File Number)**	**(I.R.S. Employer Identification No.)**

1 Wayside Road
Burlington, Massachusetts 01803
(Address of principal executive offices)

(781) 565-5000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4c))

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

January 28, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 6 Rule 14a-8 Proposal
PPG Industries, Inc. (PPG)
Shareholder Proxy Access Reform – Increase Participants to 50
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 16, 2016 no-action request.

The company concept of one-size fits all from the starting gate and from now on for proxy access does not take into consideration that some companies could have overwhelming representation of passive shareholders in the ranks of their large shareholders while others do not.

Plus no company has guaranteed that active shareholders are now well represented in the current ranks of large shareholders and that these active shareholders will continue to maintain their current holdings or exceed them.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Anne M. Foulkes <foulkes@ppg.com>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

January 22, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 5 Rule 14a-8 Proposal
PPG Industries, Inc. (PPG)
Shareholder Proxy Access Reform – Increase Participants to 50
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 16, 2016 no-action request.

Among the companies promoting the idea that one size fits all when it comes to proxy access rights for shareholders, not one company has given even a guesstimate on whether shareholders are more likely to hold stock non-stop for 3-years at underperforming companies (which are the most in need of proxy access rights for shareholders) than at companies that consistently outperform their peers (which could be the least in need of proxy access rights for shareholders).

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Anne M. Foulkes <foulkes@ppg.com>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

January 19, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Rule 14a-8 Proposal
PPG Industries, Inc. (PPG)
Shareholder Proxy Access Reform – Increase Participants to 50
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 16, 2016 no-action request.

No company has submitted quantifiable data on how the 20 participant limit was arrived at. The burden of proof is on the company.

No company has claimed that a 20 participant limit would have been acceptable to the proponents, who withdrew dozens of proxy access proposals to reach a compromise, if there had been a clause that the proponents were agreeing to an irrevocable form for proxy access shareholder rights.

The company argument throws cold water on compromises on rule 14a-8 proposals. This is while all parties wait for experiential data to see if a new form of a shareholder right is able to achieve the intended improvement.

Limiting participants to 20 prohibits shareholder leaders in advocating improved corporate governance from supporting a proxy access effort with their feet at a company where they do not own a lot of company stock continuously for 3-years. Why should proxy access efforts be denied brand name support from a governance improvement leader who may not own a lot of stock for 3-years in a subject company?

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Anne M. Foulkes <foulkes@ppg.com>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

January 17, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
PPG Industries, Inc. (PPG)
Shareholder Proxy Access Reform – Increase Participants to 50
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 16, 2016 no-action request.

No company has submitted quantifiable data on how the 20 participant limit was arrived at. The burden of proof is on the company.

Limiting participants to 20 prohibits shareholder leaders in advocating better corporate governance from supporting a proxy access effort at a company where they do not own a lot of the of company stock continuously for 3-years. Why should proxy access efforts be denied brand name support?

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Anne M. Foulkes <foulkes@ppg.com>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

January 12, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
PPG Industries, Inc. (PPG)
Shareholder Proxy Access Reform – Increase Participants to 50
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 16, 2016 no-action request.

The company argues in effect that its 2015 proxy access lite adoption should be the springboard to exclude a 2017 proposal that can obtain a significant shareholder vote. Such a significant shareholder vote will reflect what many shareholders want in the way of a more potent version of proxy access.

For example H&R Block (HRB) adopted proxy access lite prior to its 2016 annual meeting. Yet the attached 2016 rule 14a-8 proxy access reform proposal by James McRitchie received 30% support. This 2017 proxy access reform proposal also has the potential to obtain 30% support at PPG – which is 10-times the minimum vote of 3% for a first year proposal.

Plus the 2016 proxy access reform proposal at HRB was more ambitious than the 2017 proxy access reform proposal here since it had 4-prongs compared to the single-prong of this proposal (50-participants only). Since this proposal has a single prong it could obtain a vote higher than 30% at PPG.

On the other hand if it receives less than 3% support then the company would have a strong basis to exclude such a proposal from its 2018 proxy – why not let the shareholders have an opportunity to vote?

There is the potential that the company will disenfranchise shareholders on a topic that could obtain 30% support.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

PROPOSAL 4 – SHAREHOLDER PROPOSAL REGARDING REVISIONS TO THE COMPANY'S PROXY ACCESS BYLAW

The Board unanimously recommends a vote **AGAINST** Proposal 4

In accordance with SEC rules, we have set forth below a shareholder proposal, along with the supporting statement of the shareholder proponent. The shareholder proponent and the supporting statement are included exactly as submitted to us by the shareholder proponent. The Company is not responsible for any inaccuracies it may contain. The shareholder proposal is required to be voted on at our annual meeting only if properly presented. We will promptly provide you with the name, address, and, to our knowledge, the number of voting securities held by the shareholder proponent, upon receiving a written or oral request. **As explained below, the Board of Directors unanimously recommends a vote "AGAINST" the shareholder proposal.**

Shareholder Proposal and Shareholder's Supporting Statement

Mr. John Chevedden, on behalf of Mr. James McRitchie and Ms. Myra Young, ***FISMA & OMB Memorandum M-07-16*** OMB Memorandum M-07-16 has informed H&R Block, Inc. of his intention to offer the following shareholder proposal for consideration at the 2016 annual meeting of shareholders.

The proposal and supporting statement, as submitted, read as follows:

Proposal 4 – Shareholder Proxy Access Revisions

RESOLVED: Shareholders of H&R Block, Inc. (the "Company") ask the board of directors (the "Board") to adopt, and present for shareholder approval, revisions to its provisions allowing "Shareholder Nominations Included in The Corporation's Proxy Materials" and associated bylaws to ensure the following:

1. The number of shareholder-nominated candidates eligible to appear in proxy materials should be one quarter of the directors then serving or two, whichever is greater.
2. Loaned securities should be counted toward the ownership threshold if the nominating shareholder or group represents that it has the legal right to recall those securities for voting purposes, will vote the securities at the annual meeting, and will hold those securities through the date of that meeting.
3. There should be no limitations on the number of shareholders that can aggregate their shares to achieve the required 3% ownership to be an "Eligible Shareholder."
4. There should be no limitation on the renomination of shareholder nominees based on the number or percentage of votes received in any election.

Supporting Statement:

Having at least two nominees helps ensure that, if elected, directors can serve on multiple committees and bring an independent perspective to Board decisions. While our Company currently has ten directors, the Board could reduce the number to nine, limiting shareholder-nominated candidates to one under current bylaw provisions.

The current bylaw provision requiring nominating shareholders to have the power to recall loaned shares on three business days' notice may conflict with existing contracts specifying, for example, five day notice. As long as the nominating shareholder or group can recall those securities in time to vote them at the annual meeting that should be sufficient.

Even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria at most of the companies examined by the Council of Institutional Investors. The SEC, following extensive analysis when enacting its since-vacated proxy access Rule, rejected a limit on the size shareholder groups.

Renomination limitations do not facilitate the shareholders' traditional state law rights and add unnecessary complexity.

Although the Company's Board adopted proxy access bylaw provisions, they contain troublesome provisions that effectively make them unusable by all but the Company's largest shareholders. The Company's current bylaws could thus deprive all shareholders of the ability to vote for alternative nominees on its proxy card. Adoption of the revisions outlined above would remedy that situation.

Item 5.07. Submission of Matters to a Vote of Security Holders.

(a) The 2016 annual meeting of shareholders (the "Annual Meeting") of H&R Block, Inc. (the "Company") was held on September 8, 2016.

(b) The final voting results of the proposals submitted to a vote of the Company's shareholders at the Annual Meeting are set forth below.

1) Each of the following nominees for director was elected to serve until the next annual meeting of shareholders or until a respective successor is elected and qualified:

Director Name	Votes For	Votes Against	Abstentions	Broker Non-Votes
Angela N. Archon	174,471,653	485,687	256,209	15,396,429
Paul J. Brown	174,290,910	666,637	256,002	15,396,429
William C. Cobb	173,934,774	1,054,547	224,228	15,396,429
Robert A. Gerard	173,885,376	1,057,564	270,609	15,396,429
Richard A. Johnson	174,043,889	919,058	250,602	15,396,429
David Baker Lewis	172,805,444	2,158,895	249,210	15,396,429
Victoria J. Reich	174,504,050	469,309	240,190	15,396,429
Bruce C. Rohde	173,056,368	1,910,967	246,214	15,396,429
Tom D. Seip	171,772,827	3,158,729	281,993	15,396,429
Christianna Wood	174,328,043	510,292	275,214	15,396,429
James F. Wright	173,370,401	1,592,588	250,560	15,396,429

2) The proposal for the ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending April 30, 2017 was approved as follows:

Votes For	Votes Against	Abstentions	Broker Non-Votes
188,956,488	1,387,789	265,701	0

3) The advisory proposal on the Company's named executive officer compensation was approved as follows:

Votes For	Votes Against	Abstentions	Broker Non-Votes
170,586,990	4,115,801	510,758	15,396,429

4) The shareholder proposal asking the Board of Directors to adopt and present for shareholder approval revisions to the Company's proxy access bylaw was not approved as follows:

Votes For	Votes Against	Abstentions	Broker Non-Votes
52,189,976	122,090,163	933,410	15,396,429

[PPG – Rule 14a-8 Proposal, November 1, 2016]
[This line and any line above it is not for publication.]

Proposal [4] - Shareholder Proxy Access Reform

Shareholders request that our board of directors replace the limit of 20 shareholders who are currently allowed to aggregate their shares to equal 3% of our stock owned continuously for 3-years in order to make use of our shareholder proxy access provisions adopted recently. The 20 shareholder limit is to be increased to a limit of 50 on the number of shareholders who can aggregate their shares for the purpose of shareholder proxy access.

Under current provisions, even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria for a continuous 3-years at most companies examined by the Council of Institutional Investors. Additionally many of the largest investors of major companies are routinely passive investors who would be unlikely to be part of the proxy access shareholder aggregation process.

Under this proposal it is unlikely that the number of shareholders who participate in the aggregation process would reach an unwieldy number due to the rigorous rules our management adopted for a shareholder to qualify as one of the aggregation participants. Plus it is easy for our management to reject an aggregating shareholder because management simply needs to find one of a list of requirements lacking.

Please vote to enhance shareholder value:

Shareholder Proxy Access Reform – Proposal [4]

[The above line is for publication.]

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

December 23, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
PPG Industries, Inc. (PPG)
Shareholder Proxy Access Reform – Increase Participants to 50
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 16, 2016 no-action request. The company failed to demonstrate substantial implementation of the 2016 Proposal.

Rule 14a-8(i)(10) Background

Companies seeking to establish the availability of subsection (i)(10) have the burden of showing both the insubstantiality of any revisions made to the shareholder proposal and the actual implementation of the company alternative.

Where the shareholder specifies a range of percentages (10% to 25%), Staff has generally agreed the company "substantially" implements a proposal when it selects a percentage within the range, even if at the upper end. Likewise, the Staff has found substantial implementation when a shareholder proposal includes no percentage or merely "favors" a particular percentage.

2016 No-Action Decisions

SEC Staff has been making a distinction between substantial implementation as applied to initial bylaws and those seeking amendments to adopted bylaws. No-action letters issued by Staff have consistently denied the exclusion of proposals to amend the terms of previously adopted bylaws when proposals deal with conditions not included in the language of existing bylaws, which may have substantially implemented a previous proxy access proposal.

While it can be argued that if a company adopts 90% of what is requested in a shareholder proposal, the proposal has been substantially implemented, in cases involving proposed amendments, companies argued they had substantially implemented proposals even while taking *no* action to substantively address suggested amendments to their bylaws. See *H&R Block* (July 21, 2016), *Microsoft* (September 27, 2016), *Apple* (October 27, 2016) and others.

PPG attempts to mislead Staff by implying that no-action relief granted to *Oshkosh* (Nov. 4, 2016) and *NVR* (March 25, 2016) was somehow exceptional from other cases where proponents sought to amend existing bylaws. These were not exceptions but were consistent with the Staff interpretation that "substantially implemented" requires at least some positive movement in direction of adopting what the proposals requested.

PPG's Rule 14a-8(i)(10) Objections

The Company's letter focuses primarily on no-action letters granted to companies that adopted proxy access bylaws in a direct response to shareholder proposals to initiate proxy access. The company appears to argue that once a company adopts proxy access it should be free to exclude any proposal addressing the same topic in the future if the initial proposal was substantially implemented, regardless of the terms sought in current or future proposals. However, they cite no prior no-action letters on proxy access granted on such basis.

No Rationale

PPG contends the proposal "does not offer any rationale for why the PPG Proxy Access Provisions do not provide meaningful proxy access with a 20-shareholder aggregation limit but would do so with a 50-shareholder aggregation limit."

The Proposal clearly cites a study by the Council of Institutional Investors (CII) that found that public pensions would not be able to meet the 3% criteria for continuous ownership at most companies. This is significant because public pension funds are the most likely users of proxy access. As we have seen recently with GAMCO's attempt, proxy access will not be used by most hedge funds. Additionally, mainstream funds like Vanguard, Fidelity and BlackRock have never even filed a proxy proposal, so would be unlikely participants in nominating proxy access candidates.

Public pensions have filed dozens, if not hundreds of proxy access proposals. Collectively, under the CII, they have issued endorsed best practices (see *Proxy Access: Best Practices* at http://www.cii.org/files/publications/misc/08_05_15_Best%20Practices%20-%20Proxy%20Access.pdf). Additionally, CII's public pension members meet regularly and collaborate on proposals. For example, see *Following Engagement With New York City Pension Funds, CALPERS And CALSTRS, Bank Of America Adopts Proxy Access* at http://comptroller.nyc.gov/newsroom/following-engagement-with-new-york-city-pension-funds-calpers-and-calstrs-bank-of-america-adopts-proxy-access/.

In other words, proxy access is much more likely to be implemented if public pension funds can collaborate and form nominating groups within CII. Their research indicates they cannot reach the 3% criteria with 20. My calculations find they are much more likely to be able to do so with a group limit of 50.

PPG appears to contend a 50-shareholder aggregation limit would create "administrative concerns." However, they neither explain what that means nor do they provide any evidence, as required by Rule 14a-8(g). Any administrative burden would fall much greater on proponents, required to document ownership. Verification by PPG would appear to be a rather simple matter, unless they suspect banks, transfer agents and others will be providing fraudulent documents on behalf of their clients.

PPG argues their aggregation limits are similar to those at other companies and voting policies at some institutional investors. However, they fail to cite how such information is relevant to their request for a no-action letter under Rule 14a-8(i)(10).

PPG argues the Proposal would result in a "purely arbitrary change that would have virtually no impact on the process access rights of PPG's shareholders." That's a bold statement. Again, the Company has not met the burden of proof to substantiate such a claim, as required by Rule 14a-8(g).

PPG argues their situation is analogous to *Oshkosh* and *NVR*, which did not raise their aggregation limits but were still granted no-action relief. However, as stated above, both companies substantially implemented other portions of what proponents requested.

Conclusion

While the Company insists it has met the objective of providing meaningful proxy access, they have done nothing to implement the suggested amendment. There is a huge difference between a group of 20, which research by the Council of Institutional investors concludes cannot be reached by its members at most companies, and a group of 50. PPG's proxy access bylaws provide the illusion of proxy access, just like foods labeled with unregulated terms like "natural" provide the illusion of being healthy.

Based on the facts, as stated above, PPG has not met the burden of demonstrating objectively that the Company has substantially implemented the Proposal. This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Anne M. Foulkes <foulkes@ppg.com>

[PPG – Rule 14a-8 Proposal, November 1, 2016]
[This line and any line above it is not for publication.]

Proposal [4] - Shareholder Proxy Access Reform

Shareholders request that our board of directors replace the limit of 20 shareholders who are currently allowed to aggregate their shares to equal 3% of our stock owned continuously for 3-years in order to make use of our shareholder proxy access provisions adopted recently. The 20 shareholder limit is to be increased to a limit of 50 on the number of shareholders who can aggregate their shares for the purpose of shareholder proxy access.

Under current provisions, even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria for a continuous 3-years at most companies examined by the Council of Institutional Investors. Additionally many of the largest investors of major companies are routinely passive investors who would be unlikely to be part of the proxy access shareholder aggregation process.

Under this proposal it is unlikely that the number of shareholders who participate in the aggregation process would reach an unwieldy number due to the rigorous rules our management adopted for a shareholder to qualify as one of the aggregation participants. Plus it is easy for our management to reject an aggregating shareholder because management simply needs to find one of a list of requirements lacking.

Please vote to enhance shareholder value:

Shareholder Proxy Access Reform – Proposal [4]

[The above line is for publication.]

PPG Industries, Inc.
One PPG Place, 39th Floor
Pittsburgh, Pennsylvania 15272 USA
Tel: (412) 434-2471
Fax: (412) 434-2490
foulkes@ppg.com

Anne M. Foulkes
Vice President, Associate General Counsel and Secretary

December 16, 2016

Via E-mail (shareholderproposals@sec.gov)
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-2000

Re: PPG Industries, Inc.: Omission of Shareholder Proposal Submitted by John Chevedden; Securities Exchange Act of 1934 – Section 14(a), Rule 14a-8

Ladies and Gentlemen:

I am writing on behalf of PPG Industries, Inc. ("PPG") to inform you, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that PPG intends to omit from its proxy solicitation materials for its 2017 annual meeting of shareholders (the "2017 Annual Meeting") a shareholder proposal (the "Proposal") submitted by John Chevedden (the "Proponent"). In accordance with Rule 14a-8(j), PPG hereby respectfully requests that the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") confirm that it will not recommend enforcement action against PPG if the Proposal is omitted from PPG's proxy solicitation materials for the 2017 Annual Meeting in reliance on Rule 14a-8(i)(10). Copies of the Proposal and accompanying materials are attached as Exhibit A.

PPG expects to file its definitive proxy solicitation materials for the 2017 Annual Meeting on or about March 9, 2017. Accordingly, as contemplated by Rule 14a-8(j), this letter is being filed with the Commission more than 80 calendar days before the date upon which PPG expects to file the definitive proxy solicitation materials for the 2017 Annual Meeting.

Pursuant to Staff Legal Bulletin No. 14D ("SLB 14D"), I am submitting this request for no-action relief to the Commission under Rule 14a-8 by use of the Commission's email address, shareholderproposals@sec.gov, and I have included my name and telephone number both in this letter and the cover email accompanying this letter. In accordance with the Staff's instruction in Section E of SLB 14D, I simultaneously am forwarding by email and/or facsimile a copy of this letter to the Proponent. The Proponent is requested to copy the undersigned on any response he may choose to make to the Staff and concurrently submit to the undersigned any such response or other correspondence.

THE PROPOSAL

The text of the Proposal is set forth below:

Shareholder Proxy Access Reform

Shareholders request that our board of directors replace the limit of 20 shareholders who are currently allowed to aggregate their shares to equal 3% of our stock owned continuously for 3-years in order to make use of our shareholder proxy access provisions adopted recently. The 20 shareholder limit is to be increased to a limit of 50 on the number of shareholders who can aggregate their shares for the purpose of shareholder proxy access.

Under current provisions, even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria for a continuous 3-years at most companies examined by the Council of Institutional Investors. Additionally many of the largest investors of major companies are routinely passive investors who would be unlikely to be part of the proxy access shareholder aggregation process.

Under this proposal it is unlikely that the number of shareholders who participate in the aggregation process would reach an unwieldy number due to the rigorous rules our management adopted for a shareholder to qualify as one of the aggregation participants. Plus it is easy for our management to reject an aggregating shareholder because management simply needs to find one of a list of requirements lacking.

Please vote to enhance shareholder value:

Shareholder Proxy Access Reform – Proposal [4]

DISCUSSION

The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because PPG Has Substantially Implemented the Proposal.

A. Rule 14a-8(i)(10) Background.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy solicitation materials if the company has substantially implemented the proposal. Thus, when a company can demonstrate that it already has taken actions to address the underlying concerns and essential objectives of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. See, e.g., *Exelon Corp.* (Feb. 26, 2010); *Exxon Mobil Corp.* (March 23, 2009); *Exxon Mobil Corp.* (Jan. 24, 2001); *Masco Corp.* (March 29, 1999); *The Gap, Inc.* (March 8, 1996); see also, Exchange Act Release No. 40018 at n.30 (May 21, 1998). As set out in Commission Release No. 34-40018 (May 21, 1998), a proposal need not be "fully effected" by a company to meet the substantially implemented standard under Rule 14a-8(i)(10). Rather, under the "substantially implemented" standard, a company may exclude a shareholder proposal when the company's actions address the shareholder proposal's underlying concerns, even if the company does not implement every aspect of the shareholder proposal.

Applying Rule 14a-8(i)(10), the Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective. See, e.g., *Exelon Corp.* (Feb. 26, 2010); *Anheuser-Busch Companies, Inc.* (Jan. 17, 2007); *ConAgra Foods, Inc.* (July 3, 2006); *Johnson & Johnson* (Feb. 17, 2006); *Talbots Inc.* (April 5, 2002); *Masco Corp.* (March 29, 1999). In this regard, the Staff has indicated that differences between a company's actions and the actions sought by a shareholder proposal are permitted so long as the company's actions satisfactorily address the proposal's essential objective. See, e.g., *Hewlett-Packard Co.* (Dec. 11, 2007) (proposal requesting that the company's board permit shareholders to call special meetings was substantially implemented by a proposed bylaw amendment to permit shareholders to call a special meeting unless the board determined that the specific business to be addressed had been addressed recently or would soon be addressed at an annual meeting); *Johnson & Johnson* (Feb. 17, 2006) (proposal requesting that the company confirm the legitimacy of all current and future U.S. employees was substantially implemented because the company had verified the legitimacy of 91% of its domestic workforce). Further, when a company can demonstrate that it has already taken actions to address each element of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented." See, e.g., *Exxon Mobil Corp.* (March 23, 2009); *Exxon Mobil Corp.* (Jan. 24, 2001); *The Gap, Inc.* (March 8, 1996).

Thus far in 2016, the Staff has granted no-action relief under Rule 14a-8(i)(10) in several instances where proxy access provisions adopted by companies substantially implemented shareholder proposals requesting the adoption of proxy access on particular terms. See, e.g., *Cisco Systems, Inc.* and *WD-40 Company* (Sept. 27, 2016); *Oracle Corporation* (Aug. 11, 2016); *Cardinal Health, Inc.* (July 20, 2016); *Leidos Holdings, Inc.* (May 4, 2016); *Equinix, Inc.* (April 7, 2016); *Amphenol Corporation* (March 29, 2016); *Omnicom Group Inc.* (March 22, 2016); *General Motors Company* (March 21, 2016); *Quest Diagnostics Incorporated* (March 17, 2016); *Chemed Corporation, Eastman Chemical Company* and *Newell Rubbermaid Inc.* (March 9, 2016); *Amazon.com, Inc., Anthem, Inc., Fluor Corporation, International Paper Company, ITT Corporation, McGraw Hill Financial, Inc., PG&E Corporation, Public Service Enterprise Group Incorporated, Sempra Energy* and *Xylem Inc.* (March 3, 2016); *Reliance Steel & Aluminum Co.* and *United Continental Holdings, Inc.* (Feb. 26, 2016); and *Alaska Air Group, Inc., Baxter International Inc., Capital One Financial Corporation, Cognizant Technology Solutions Corporation, The Dun & Bradstreet Corporation, General Dynamics Corporation, Huntington Ingalls Industries, Inc., Illinois Tool Works Inc., Northrop Grumman Corporation, PPG Industries, Inc., Science Applications International Corporation, Target Corporation, Time Warner Inc., UnitedHealth Group, Inc.,* and *The Western Union Company* (Feb. 12, 2016) (collectively, the "Proxy Access Letters"). In those few instances where the Staff has declined to provide no-action relief under Rule 14a-8(i)(10) with respect to proposals seeking adoption of a proxy access bylaw with particular terms, the ownership threshold percentage, which arguably is the most central term of a proxy access provision, differed between the bylaw adopted by the company and the request in the proposal. See *Flowserve Corporation* (Feb. 12, 2016); *SBA Communications Corporation* (Feb. 12, 2016); and *NVR, Inc.* (*granted on recon.* March 25, 2016) (no-action request granted upon reconsideration following the company's amendment of the ownership threshold in its proxy access provision to 3%).

The Staff's approach in the Proxy Access Letters is consistent with the Staff's approach to Rule 14a-8(i)(10) in contexts other than proxy access as well. See, e.g., *AGL Resources, Inc.* (March 5, 2015) (the Staff concurred in the exclusion of a proposal requesting that the board amend its governing documents to give holders of 25% of the company's common stock the power to call special meetings where the board adopted a bylaw amendment, subject to stockholder approval, providing holders of 25% of the company's common stock in a net long position for at least one year the power to call a special meeting); *Expeditors International of Washington, Inc.* (Jan. 30, 2014) (the Staff concurred in the exclusion of a proposal requesting that the board adopt a policy to require the board chair be an independent member of the board where the position of board chair would be filled by an independent director following the completion of the current chief executive officer's service as board chair); *Bank of America Corporation* (Dec. 15, 2010) (the Staff concurred in the exclusion of a proposal requesting that the board take the steps necessary to amend the company's governing documents to give holders of 10% of the company's stock the power to call special meetings where such power could only be subject to an exception that applied equally to both stockholders and management and/or the board, where the board had adopted a special meeting bylaw containing a 10% ownership threshold as well as additional informational requirements for stockholders that were similar but not identical to requirements for management and the board); *Exelon Corporation* (Feb. 26, 2010) (the Staff concurred in the exclusion of a proposal that requested a report on different aspects of the company's political contributions when the company had already adopted its own set of corporate political contribution guidelines and issued a political contributions report that, together, provided an up-to-date view of the company's policies and procedures with regard to political contributions); *Citigroup Inc.* (Jan. 19, 2010) (the Staff concurred in the exclusion of a proposal requesting that the board have a lead independent director where the company had an independent chairman and bylaws providing for the election of an independent lead director if the board elects a non-independent chairman); *General Dynamics Corporation* (Feb. 6, 2009) (the Staff concurred in the exclusion of a proposal requesting that the board amend its governing documents to give holders of 10% of the company's stock the power to call a special meeting, where the company had adopted a special meeting bylaw with an ownership threshold of 10% for special meetings called by one stockholder and 25% for special meetings called by a group of stockholders); *Chevron Corporation* (Feb. 19, 2008) (the Staff concurred in the exclusion of a proposal requesting that "holders of 10% to 25%" of the company's common stock be given the power to call a special meeting where the company had adopted a provision allowing holders of 25% of the company's stock to call a special meeting unless, among other things, an annual or special meeting that included the matters proposed to be addressed at the special meeting was held within the preceding 12 months); *Citigroup Inc.* (Feb. 12, 2008) (same); *Hewlett-Packard·Company* (Dec. 11, 2007); and *Johnson & Johnson* (Feb. 17, 2006).

PPG acknowledges that the Staff has recently denied no-action relief to companies under Rule 14a-8(i)(10) in certain instances in which a shareholder proposal in question sought multiple substantive amendments to existing proxy access bylaws, including amendments that would change the most fundamental proxy access terms in material ways. See, e.g., *Whole Foods Market, Inc.* (Nov. 3, 2016) (the proponent sought three amendments to existing proxy access provisions); *Walgreens Boots Alliance, Inc.* (Nov. 3, 2016) (the proponent sought five amendments to existing proxy access provisions); *The Walt Disney Company* (Nov. 3, 2016) (the proponent sought three amendments to existing proxy access provisions); *Apple Inc.* (Oct. 27, 2016) (the proponent sought three amendments to existing proxy access provisions); *Microsoft Corporation* (Sept. 27, 2016) (the proponent sought four amendments to existing proxy access provisions); and *H&R Block, Inc.* (July 21, 2016) (the proponent sought four amendments to existing proxy access provisions). In two recent instances, however, the Staff has granted no-action relief where it appeared that the company's proxy access policies, practices and procedures, as a whole, compared favorably with the underlying concerns and essential objectives of the proposal, notwithstanding the fact that some requested amendments set forth in the proposal, including requests to change the shareholder aggregation limit, were not made, and that the company had, therefore, substantially implemented the proposal. For example, in both *Oshkosh Corporation* (Nov. 4, 2016) and *NVR, Inc.* (*granted on recon.* March 25, 2016), the Staff granted no-action relief under Rule 14a-8(i)(10) notwithstanding that the company did not address the proponent's request to fully eliminate the shareholder aggregation limit in the company's proxy access provision.

B. The Proposal Should Be Excluded under Rule 14a-8(i)(10) Because PPG's Existing Proxy Access Provision Substantially Implements the Proposal.

On December 10, 2015, the Board of Directors of PPG (the "Board") amended and restated PPG's Bylaws (the "Amended and Restated Bylaws"), effective December 10, 2015, to implement proxy access bylaw provisions (the "PPG Proxy Access Provisions") on customary terms. In particular, Article I, Section 1.4 of the Amended and Restated Bylaws permits an eligible shareholder of PPG, or an eligible group of 20 or fewer shareholders, owning at least 3% of PPG's outstanding common stock continuously for at least three years to nominate and include in PPG's proxy materials director nominees constituting up to the greater of two directors or 20% of the number of directors currently serving on the Board, provided that the shareholder(s) and the nominee(s) satisfy the requirements specified in the Amended and Restated Bylaws.

The Proposal requests that the limit on the number of shareholders who are allowed to aggregate their shares for purposes of the PPG Proxy Access Provisions be increased from 20 to 50. The Proposal, however, does not offer any rationale for why the PPG Proxy Access Provisions do not provide meaningful proxy access with a 20-shareholder aggregation limit but would do so with a 50-shareholder aggregation limit. PPG believes that limiting the size of a nominating group to 20 shareholders achieves the essential purpose of the Proposal, and of the proxy access concept in general, by ensuring that shareholders are reasonably able to aggregate in order to meet the ownership threshold, while addressing recognized, legitimate administrative concerns that could arise if an unwieldy number of shareholders sought to nominate director candidates under the PPG Proxy Access Provision. In this regard, the Staff has granted no-action relief under Rule 14a-8(i)(10) in prior instances where proponents sought less restrictive shareholder aggregation limits than the 20-shareholder aggregation limits reflected in companies' existing proxy access provisions. See, e.g., *Cisco Systems, Inc.* (Sept. 27, 2016); *WD-40 Company* (Sept. 27, 2016); *Oracle Corporation* (Aug. 11, 2016); *Leidos Holdings, Inc.* (May 4, 2016); *General Motors Company* (March 21, 2016); *Quest Diagnostics Inc.* (March 17, 2016); *Amazon.com, Inc.* (March 3, 2016); *Alaska Air Group, Inc.* (Feb. 12, 2016); and *The Dun & Bradstreet Corporation* (Feb. 12, 2016).

Each PPG shareholder in a group of 20 would need to own only 0.15% of PPG's outstanding common stock in order to utilize the PPG Proxy Access Provisions. There currently are approximately 90 institutional shareholders holding at least 0.15% of PPG's outstanding common stock, resulting in meaningful proxy access under the PPG Proxy Access Provisions. In addition, the PPG Proxy Access Provisions do not impose any minimum ownership requirement on individual shareholders that may participate in an otherwise eligible group. Notably, the existing shareholder aggregation limit of 20 shareholders in the PPG Proxy Access Provisions matches the shareholder aggregation limit in approximately 75% of proxy access provisions that have been adopted by U.S. public companies to date. See Shirley Westcott, *Proxy Advisors and Investors Prep for 2017 Proxy Season*, The Advisor (Alliance Advisors) (Dec. 2016). PPG's existing shareholder aggregation limit also is consistent with the voting policies adopted by most large institutional investors. For these reasons, an increase in the aggregation threshold from the 20-shareholder limit currently in the PPG Proxy Access provisions to the 50-shareholder limit set forth in the Proposal would be a purely arbitrary change that would have virtually no impact on the proxy access rights of PPG's shareholders.

In the Proposal, the Proponent focuses on the ability of public pension funds in general to utilize proxy access provisions at most companies examined by the Council of Institutional Investors, without any argument that public pensions funds do not have meaningful proxy access under the PPG Proxy Access Provisions in particular. Currently, PPG's seven largest public pension fund shareholders own, in the aggregate, approximately 1.6% of PPG's outstanding common stock. As a result, these funds could meet the 3% ownership threshold for a group under the existing shareholder aggregation provision in the PPG Proxy Access Provisions by finding the support of a relatively small number of additional PPG shareholders. Like PPG's shareholders in general, PPG's largest pension fund shareholders therefore do have meaningful proxy access under the existing PPG Proxy Access Provisions, which effectively satisfies the underlying concerns and essential objectives of the Proposal and makes exclusion of the Proposal under Rule 14a-8(i)(10) appropriate.

PPG's present situation is much more analogous to the facts in the *Oshkosh Company* and *NVR, Inc.* examples cited above than to the circumstances in the previously cited recent examples where relief was not granted under Rule 14a-8(i)(10). Like in *Oshkosh Company* and *NVR, Inc.*, PPG proposes to maintain the 20-shareholder aggregation limit set forth in the PPG Proxy Access Provisions, although the amendment to the shareholder aggregation provision requested in the Proposal is a smaller and less significant change than the proposed aggregation threshold amendments in the *Oshkosh Company* and *NVR, Inc.* examples (i.e., a change from a 20-shareholder aggregation limit to a 50-shareholder aggregation limit rather than a change from a 20-shareholder aggregation limit to no limit at all). Unlike in the previously cited recent no-action requests denied by the Staff under Rule 14a-8(i)(10), implementing the Proposal would not fundamentally alter the scope of proxy access rights under the PPG Proxy Access Provisions. In fact, as described above, implementing the Proposal would have virtually no impact on proxy access rights available to PPG shareholders, but it potentially could result in the manifestation of recognized, legitimate administrative concerns that could arise if an unwieldy number of shareholders, which more than 20 shareholders would be under PPG's circumstances, sought to nominate director candidates under the PPG Proxy Access Provision. While the PPG Proxy Access Provisions contain a shareholder aggregation provision that differs only in an insignificant way from the shareholder aggregation provision that is set forth in the Proposal, the PPG Proxy Access Provisions more than satisfy the essential objective of the sole aspect of the Proposal in that, consistent with the essential objective of the Proposal, the PPG Proxy Access Provisions give PPG shareholders, including public pension fund shareholders, a meaningful proxy access right.

CONCLUSION

Based upon the foregoing, PPG believes that the existing shareholder aggregation limit in the PPG Proxy Access Provisions satisfies the essential objective of the Proposal and that the Proposal may properly be omitted from its proxy solicitation materials for the 2017 Annual Meeting under Rule 14a-8(i)(10) because PPG has substantially implemented the Proposal. PPG respectfully requests that the Staff concur that it will not recommend enforcement action against PPG if PPG omits the Proposal from its proxy solicitation materials for the 2017 Annual Meeting. The directly applicable precedents cited in this letter demonstrate the validity of PPG's request. If the Staff does not concur with the positions of PPG discussed above, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8 response.

If you have any questions or require any additional information, please do not hesitate to contact me at (412) 434-2471. Consistent with Staff Legal Bulletin No. 14F (July 14, 2001), please respond to this letter via email to foulkes@ppg.com. I would appreciate if the Staff also would send a copy of any response to Greg E. Gordon, Senior Counsel, Corporate Law, PPG Industries, Inc., at gordon@ppg.com.

Sincerely,

Anne M. Foulkes
Vice President, Associate General Counsel and Secretary

Attachments

cc: John Chevedden (***FISMA & OMB Memorandum M-07-16***)

EXHIBIT A

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

Ms. Anne M. Foulkes
Corporate Secretary
PPG Industries, Inc. (PPG)
One PPG Place
Pittsburgh PA 15272
PH: 412 434-3131
PH: 412-434-2471
FX: 412-434-2011
FX: 412-434-2125
FX: 412-434-2490

Dear Ms. Foulkes,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is intended as a low-cost method to improve compnay performance. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,

John Chevedden

November 1, 2016
Date

cc: Greg Gordon <gordon@ppg.com>
Laura Stull <lstull@ppg.com>

[PPG – Rule 14a-8 Proposal, November 1, 2016]
[This line and any line above it is not for publication.]

Proposal [4] - Shareholder Proxy Access Reform

Shareholders request that our board of directors replace the limit of 20 shareholders who are currently allowed to aggregate their shares to equal 3% of our stock owned continuously for 3-years in order to make use of our shareholder proxy access provisions adopted recently. The 20 shareholder limit is to be increased to a limit of 50 on the number of shareholders who can aggregate their shares for the purpose of shareholder proxy access.

Under current provisions, even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria for a continuous 3-years at most companies examined by the Council of Institutional Investors. Additionally many of the largest investors of major companies are routinely passive investors who would be unlikely to be part of the proxy access shareholder aggregation process.

Under this proposal it is unlikely that the number of shareholders who participate in the aggregation process would reach an unwieldy number due to the rigorous rules our management adopted for a shareholder to qualify as one of the aggregation participants. Plus it is easy for our management to reject an aggregating shareholder because management simply needs to find one of a list of requirements lacking.

Please vote to enhance shareholder value:

Shareholder Proxy Access Reform – Proposal [4]

[The above line is for publication.]

John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsors this proposal.

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

PPG Industries, Inc.
One PPG Place, 39th Floor
Pittsburgh, Pennsylvania 15272 USA
Tel: (412) 434-2471
Fax: (412) 434-2490
foulkes@ppg.com

Anne M. Foulkes
Vice President, Associate General Counsel and Secretary

November 3, 2016

Via E-mail ***FISMA & OMB Memorandum M-07-16***
Mr. John Chevedden

FISMA & OMB Memorandum M-07-16

Re: Shareholder Proposal

Dear Mr. Chevedden:

On November 1, 2016, we received from you a shareholder proposal for inclusion in PPG Industries, Inc.'s 2017 proxy statement and we are currently reviewing it.

Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended, in order to be eligible to submit a proposal, you must (a) have been the record or beneficial owner of at least $2,000 in market value of PPG Industries, Inc. common stock on November 1, 2016, the day you submitted your shareholder proposal to PPG and (b) have continuously held your shares for at least one year prior to November 1, 2016. Therefore, in accordance with Rule 14a-8, please provide us with documentary support that these requirements have been met. If your shares are held by a broker, bank or other record holder, the broker, bank or other record holder must be a Depository Trust Company participant and provide us with a written statement as to when the shares were purchased and that the minimum number of shares has been continuously held for the required one-year period. *You must provide the required documentation to us no later than 14 calendar days after your receipt of this letter.*

Please do not hesitate to call me with any questions.

Sincerely,

Anne M. Foulkes

Anne M. Foulkes

AMF:ls

Personal Investing PO BOX 770001
Cincinnati, OH 45277-0045

Fidelity INVESTMENTS

PPG
Post-it® Fax Note 7671 | Date 11-10-16 | # of pages ▶
To Anne Foulkes | From John Chevedden
Co./Dept. | Co.
Phone # | ***FISMA & OMB Memorandum M-07-16***
Fax # 412-434-2490 | Fax #

November 10, 2016

John R. Chevedden
Via facsimile to: ***FISMA & OMB Memorandum M-07-16***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that as of the date of this letter, Mr. Chevedden has continuously owned no fewer than 300 shares of Goodyear Tire and Rubber Co. (CUSIP: 382550101, trading symbol: GT), no fewer than 250 shares of AES Corp. (CUSIP: 00130H105, trading symbol: AES) and no fewer than 100 shares of PPG Industries Inc. (CUSIP: 693506107, trading symbol: PPG) since July 1, 2015. This letter is also confirmation that as of the date of the letter, Mr. Chevedden has continuously owned no fewer than 100 shares of Lennar Corp. (CUSIP: 526057104, trading symbol: LEN) since October 5, 2015.

The shares referenced above are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity Investments affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-397-9945 between the hours of 8:30 a.m. and 5:00 p.m. Eastern Time (Monday through Friday) and entering my extension 15007 when prompted.

Sincerely,

Brian R. Arden

Brian Arden
High Net Worth Operations

Our File: W834503-09NOV16